SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 1)*

Capital Southwest Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

140501107

(CUSIP Number)

June 3, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gary L. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
100,632 (SEE ITEM 4)

	6	SHARED VOTING POWER
88,144

	7	SOLE DISPOSITIVE POWER
100,632 (SEE ITEM 4)

	8	SHARED DISPOSITIVE POWER
88,144

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
188,776
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

ITEM 1.

(a) Name of Issuer: Capital Southwest Corporation

(b) Address of Issuer’s Principal Executive Offices: 12900 Preston Road, Suite 700, Dallas, Texas 75230

ITEM 2.

(a) Name of Person Filing

Gary L. Martin

(b) Address of Principal Business Office or, if none, Residence

12900 Preston Road, Suite 700, Dallas, Texas 75230

(c) Citizenship: USA

(d) Title of Class of Securities: Common Stock, par value $1.00 per share

(e) CUSIP Number:140501107

ITEM 3.    If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

☐

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

188,776

(b)	Percent of class:

5.04%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

100,632 (1)

(ii) Shared power to vote or to direct the vote:

88,144 (2)

(iii) Sole power to dispose or to direct the disposition of:

100,632 (1)

(iv) Shared power to dispose or to direct the disposition of:

88,144 (2)

(1)

Gary L. Martin owns 89,923 shares of Common Stock in his individual capacity. He also indirectly owns 169 shares of Common Stock for the benefit of his family and 5,540 shares pursuant to an ESOP. In accordance with Rule 13d-3(d)(1)(i), Mr. Martin is also deemed to be the beneficial owner of 5,000 shares of Common Stock that are subject to options owned by Mr. Martin and exercisable as of the date of this filing.

(2)

Mr. Martin has shared voting and investment power with respect to 88,144 shares owned by a trust pursuant to a pension plan for our employees and certain of our wholly-owned portfolio companies, representing 2.4% of our outstanding common stock. Under the rules and regulations of the SEC, Mr. Martin is deemed to be the beneficial owner of such 88,144 shares.

Mr. Martin disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein. The filing of this Schedule 13G shall not be construed as an admission that Mr. Martin is the beneficial owner of such securities for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

N/A

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8.	Identification and Classification of Members of the Group.

N/A

ITEM 9.	Notice of Dissolution of Group.

N/A

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2009

 /s/ Gary L. Martin

Gary L. Martin